EXHIBIT 99.1

Bellatrix Announces Closing of Grafton Acquisition

CALGARY, Alberta, Nov. 05, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that it has closed the previously announced acquisition of the remaining assets earned by Grafton Energy Co I Ltd. under the joint venture arrangement entered into in 2013. The acquired assets are located in Bellatrix’s core Ferrier area of west central Alberta and include approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production. The acquisition was funded through a combination of $7.66 million in cash and 4.0 million common shares of Bellatrix, and had an effective date of August 1, 2018.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com